Scorpio Bulkers Inc. Announces Financial Results for the Fourth Quarter of 2016
MONACO-(Marketwired - February 6, 2017) - Scorpio Bulkers Inc. (NYSE: SALT) (“Scorpio Bulkers,” or the “Company”) today reported its results for the three months and year ended December 31, 2016.
Results for the Three Months Ended December 31, 2016 and 2015
For the three months ended December 31, 2016, the Company’s GAAP net loss was $20.6 million, or $0.29 loss per diluted share. For the same period in 2015 the Company’s GAAP net loss was $302.0 million, or $11.02 loss per diluted share.
There were no non-GAAP adjustments to earnings in the three months ended December 31, 2016.
For the three months ended December 31, 2015, the Company’s adjusted net loss was $22.0 million or $0.80 adjusted loss per diluted share, which excludes a write down of assets held for sale of $271.3 million and the write off of deferred financing costs on credit facilities that will no longer be used of $8.7 million, or $10.22 loss per diluted share (see Non-GAAP Financial Measures below).
Results for the Years Ended December 31, 2016 and 2015
For the year ended December 31, 2016, the Company had a GAAP net loss of $124.8 million, or $2.22 loss per diluted share. For the year ended December 31, 2016, the Company’s adjusted net loss was $99.9 million, or $1.78 adjusted loss per diluted share. This excludes a loss/write off of vessels and assets held for sale of $12.4 million, the write off of deferred financing costs on credit facilities that will no longer be used of $2.5 million and a charterhire contract termination fee of $10.0 million. These adjustments total a $0.44 loss per diluted share (see Non-GAAP Financial Measures below).
For comparison, in the year ended December 31, 2015, the Company had a GAAP net loss of $510.8 million, or $23.86 loss per diluted share. The Company’s adjusted net loss was $71.8 million or $3.36 adjusted loss per diluted share. This excludes a write down on assets held for sale of $422.9 million and the write off of deferred financing costs on credit facilities that will no longer be used of $16.1 million, or $20.50 loss per share (see Non-GAAP Financial Measures below).
Cash and Cash Equivalents
As of February 3, 2017 the Company had approximately $141.9 million in cash and cash equivalents.
TCE Revenue
TCE Revenue Earned during the Fourth Quarter of 2016

•	Our Kamsarmax fleet earned $7,401 per day

•	Our Ultramax fleet earned $7,238 per day
Voyages Fixed thus far in the First Quarter of 2017

•	Kamsarmax fleet: approximately $8,414 per day for 75% of the days

•	Ultramax fleet: approximately $8,479 per day for 73% of the days

Recent Significant Events
Charter Employment Fixed since October 31, 2016

Vessel	Type	Duration	Earliest Redelivery Date	Rate
SBI Zumba	Kamsarmax	Min 5 - Max 7 months	May 11, 2017	$10,500
SBI Leo	Ultramax	Min 5 - Max 7 months	April 6, 2017	$9,000
SBI Cakewalk	Kamsarmax	Min 5 - Max 8 months	March 31, 2017	$9,000
SBI Achilles	Ultramax	Min 6 - Max 8 months	May 23, 2017	$11,000
SBI Pegasus	Ultramax	Min 5 - Max 7 months	June 22, 2017	$10,250
SBI Hermes	Ultramax	Min 6 - Max 8 months	July 31, 2017	$8,500
Vessel Price Reductions
The Company reached agreements with shipyards to reduce the price to be paid under the shipbuilding contracts of one Kamsarmax vessel that was delivered in the first quarter of 2017 and one Kamsarmax vessel that is scheduled to be delivered in the second quarter of 2017 by approximately $2.5 million each.
Newbuilding Vessels Deliveries
During the fourth quarter of 2016 the Company took delivery of the following newbuilding vessels:

•	SBI Apollo, an Ultramax vessel, was delivered from Mitsui Engineering & Shipbuilding Co., Ltd.

•	SBI Zumba, a Kamsarmax vessel, was delivered from Hudong-Zhonghua (Group) Co., Ltd.

•	SBI Macarena, a Kamsarmax vessel, was delivered from Hudong-Zhonghua (Group) Co., Ltd.
Since January 1, 2017, the Company took delivery of the following newbuilding vessels:

•	SBI Samson, an Ultramax vessel, was delivered from Chengxi Shipyard Co. Ltd.

•	SBI Parapara, a Kamsarmax vessel, was delivered from Hudong-Zhonghua (Group) Co., Ltd.

•	SBI Swing, a Kamsarmax vessel, was delivered from Hudong-Zhonghua (Group) Co., Ltd.

•	SBI Phoenix, an Ultramax vessel, was delivered from Chengxi Shipyard Co. Ltd.

•	SBI Mazurka, a Kamsarmax vessel, was delivered from Hudong-Zhonghua (Group) Co., Ltd.

As of February 3, 2017, 47 of the 48 vessels in our newbuilding program have successfully been delivered. The remaining vessel is currently expected to be delivered in the second quarter of 2017.

Debt and Liquidity Overview
We made the following drawdowns, gross of any simultaneous prepayments from our credit facilities during the fourth quarter of 2016:

	Credit Facility	Drawdown Amount ($ thousands)	Collateral
1	$330 Million Credit Facility	$13,200	SBI Macarena
2	$330 Million Credit Facility	12,000	SBI Samson
3	$409 Million Credit Facility	13,200	SBI Parapara

The Company’s outstanding debt balance, gross of unamortized deferred financing costs, and the maximum amount available to draw upon as of February 3, 2017 is as follows (dollars in thousands):

	As of December 31, 2016	As of February 3, 2017
Credit Facility	Amount Outstanding	Amount Outstanding	Amount Available
Senior Notes	$73,625	$73,625	$—
$39.6 Million Credit Facility	20,144	20,144	—
$409 Million Credit Facility	167,816	179,473	—
$330 Million Credit Facility	225,759	250,959	13,200
$42 Million Credit Facility	38,512	38,512	—
$67.5 Million Credit Facility	40,461	40,461	—
$12.5 Million Credit Facility	10,379	10,379	—
$27.3 Million Credit Facility	19,375	19,375	—
Total	$596,071	$632,928	$13,200

The Company’s projected quarterly debt repayments through 2019 based on current levels of senior notes, bank debt and the maximum loan amount available on the undrawn vessel is as follows (dollars in thousands):

Q1 2017	(1)	$1,038
Q2 2017		2,711
Q3 2017		6,130
Q4 2017		6,130
Q1 2018		6,130
Q2 2018		6,130
Q3 2018		6,130
Q4 2018		6,326
Q1 2019		6,326
Q2 2019		6,326
Q3 2019	(2)	79,951
Q4 2019		6,326
Total		139,654

(1)	Relates to payments expected to be made from February 4, 2017 to March 31, 2017. Excludes a $1.5 million prepayment made upon drawdown between January 1, 2017 and February 3, 2017.

(2)	Includes $73.6 million repayment of Senior Notes due at maturity
Newbuilding Program
Our Newbuilding Program consists of contracts for the construction of 48 dry bulk vessels, comprised of 28 Ultramax newbuildings, and 20 Kamsarmax newbuildings. As of February 3, 2017, we have taken delivery of all of the Ultramax vessels and 19 Kamsarmax vessels. The construction price for the remaining Kamsarmax vessel is $25.7 million, of which $18.6 million remains unpaid. Installment payments of $1.4 million and $17.2 million are scheduled for the first and second quarters of 2017, respectively, the latter of which will occur upon the delivery of the vessel and coincide with the expected drawdown of up to $13.2 million of available debt.
Financial Results for the Three Months Ended December 31, 2016 Compared to the Three Months Ended December 31, 2015
The Company had a GAAP net loss of $20.6 million, or $0.29 loss per diluted share for the fourth quarter of 2016 compared with a GAAP net loss of $302.0 million, or $11.02 loss per diluted share for the fourth quarter of 2015. Excluding a write down of assets held for sale of $271.3 million and the write off of deferred financing costs on credit facilities that will no longer be used of $8.7 million, adjusted net loss for the fourth quarter of 2015 was $22.0 million or $0.80 adjusted loss per diluted share (see Non-GAAP Financial Measures below). There were no non-GAAP adjustments to earnings in the fourth quarter of 2016.
Time charter equivalent (TCE) revenue, a Non-GAAP financial measure, is vessel revenues less voyage expenses (including bunkers, port charges, broker fees and other miscellaneous expenses that we are unable to recoup under time charter and pool arrangements). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters, and pool charters), and it provides useful information to investors and management.
TCE revenue was $26.8 million for the fourth quarter of 2016 and is associated with a day weighted average of 41 vessels owned and two vessels time chartered-in compared to $21.7 million during the prior year quarter, which was associated with a day weighted average of 27 vessels owned and 10 vessels time chartered-in. TCE revenue per day was $7,303 and $7,390 for the fourth quarter of 2016 and 2015, respectively. While daily TCE rates are down compared to the prior year period, rates have recovered from the all-time lows experienced in the beginning of 2016. Overall TCE revenue increased versus the prior year period despite the lower rates due to the increase in revenue days associated with the growth of our fleet.
Vessel operating costs were $19.0 million and included approximately $0.6 million of takeover costs associated with new deliveries, and $0.4 million of non-recurring expenses and related to 41 vessels owned, on average, during the period. Takeover costs will be eliminated upon the delivery of the final vessel in the second quarter of 2017. Vessel operating costs for the prior year quarter were $14.6 million and related to 27 vessels owned, on average, during the period. Sequentially, vessel operating costs remained relatively flat from the third to fourth quarter of 2016 despite an increase in average vessels owned as certain annual maintenance and class certifications were performed during the third quarter of 2016. Daily operating costs, excluding take over and other non-recurring costs, decreased from $5,330 in the third quarter of 2016 to $5,037 in the fourth quarter.
Charterhire expense decreased to $2.6 million in the fourth quarter of 2016 from $10.8 million in the prior year period, reflecting the reduction in the number of vessels time chartered-in from 10 vessels to two vessels, on a day weighted average, respectively. One of the remaining time chartered-in vessels was redelivered in February 2017 and the other is expected to be redelivered in July 2017.
Depreciation increased to $10.6 million in the fourth quarter of 2016 from $6.6 million in the prior year period, reflecting the increase in our weighted average vessels owned to 41 from 27.
General and administrative expense decreased to $8.7 million from $9.6 million in the prior year period as decreases in restricted stock amortization, due to the run off of awards granted at a higher fair value, and legal expenses were offset by an increase in commercial management fees, reflecting the growth of our fleet.
During the fourth quarter of 2015, we recorded a loss of $271.3 million associated with the sale of 11 Capesize vessels and newbuilding Capesize dry bulk vessels under construction and wrote off $8.7 million of deferred financing costs accumulated on two credit facilities for which the commitments were reduced pursuant to the removal from the facilities of certain vessels that have been sold.
Financial Results for the Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015
The Company had a GAAP net loss of $124.8 million, or $2.22 loss per diluted share for the year ended December 31, 2016 compared with a GAAP net loss of $510.8 million, or $23.86 loss per diluted share for the year ended December 31, 2015. Excluding a loss/write off of vessels and assets held for sale of $12.4 million, a write off of deferred financing costs on credit facilities that will no longer be used of $2.5 million and a charterhire contract termination fee of $10.0 million, adjusted net loss for the year ended December 31, 2016 was $99.9 million, or $1.78 adjusted loss per diluted share. Excluding a loss/write off of vessels and assets held for sale of $422.9 million and the write off of deferred financing costs on credit facilities that will no longer be used of $16.1 million, adjusted net loss for the year ended December 31, 2015, was $71.8 million or $3.36 adjusted loss per diluted share (see Non-GAAP Financial Measures below).
TCE revenue was $78.4 million for 2016 and is associated with a day weighted average of 36 vessels owned and three vessels time chartered-in compared to $61.7 million during the prior year, which was associated with a day weighted average of 16 vessels owned and 12 vessels time chartered-in. TCE revenue per day was $5,789 and $7,173 for 2016 and 2015, respectively. The decrease in TCE revenue per day was due to the depressed market in which we operated for most of the year. Overall TCE revenue increased versus the prior year despite the lower rates due to the increase in revenue days associated with the growth of our fleet.

Vessel operating costs were $68.8 million, including approximately $2.8 million of takeover costs associated with new deliveries and $2.2 million of other non-recurring expenses and related to 36 vessels owned, on average during the period. Takeover costs will no longer be incurred after the delivery of the final vessel in our newbuilding program (expected in the second quarter of 2017). Vessel operating costs for the prior year were $29.4 million and related to 16 vessels owned, on average during the period. Daily operating costs, excluding takeover and other non-recurring expenses for 2016 were $5,129.
Charterhire expense decreased to $17.4 million in 2016 from $51.4 million in the prior year reflecting the reduction in the number of vessels time chartered-in. During 2016 we recorded a $10.0 million charge to terminate four time charter-in contracts. Terminating these contracts reduced our cash outflow and had a positive impact on our future operating results as the contracts were at above current market rates. Of the two remaining time chartered-in vessels, one was redelivered in February 2017 and the other is expected to be redelivered in July 2017.
Depreciation increased to $36.6 million in 2016 from $14.3 million in the prior year reflecting the increase in our weighted average vessels owned to 36 from 16.
General and administrative expense was $34.0 million and $35.4 million for 2016 and 2015, respectively, and included $18.6 million and $24.6 million of restricted stock amortization, respectively. The decrease in restricted stock amortization was due to prior year grants, with higher fair values than current grants, vesting and being fully expensed as well as the reversal of expense related to cancelled awards. This decrease was offset by an increase in commercial management fees, reflecting the growth of our fleet.
During 2016, the Company recorded a loss/write off of vessels and assets held for sale of $12.4 million of which $11.6 million related to the cancellation of a shipbuilding contract for a Kamsarmax bulk carrier and $0.8 million in additional expenses related to vessels held for sale at December 31, 2015. The loss recorded in the prior year period was associated with writing down 24 vessels and construction contracts that were sold or classified as held for sale during 2015, as well as incremental write-downs of certain construction contracts that were classified as held for sale at December 31, 2014.
During 2016 and 2015, the Company wrote off $2.5 million and $16.1 million, respectively, of deferred financing costs accumulated on credit facilities for which the commitments were reduced pursuant to the removal from the facilities of certain vessels that have been sold or classified as held for sale. In addition, during 2016, the Company agreed to reduce the aggregate available loan amounts by $45.2 million resulting in the write off of approximately $1.3 million of deferred financing costs.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Statements of Operations
(Amounts in thousands, except per share data)

	Unaudited
	Three Months Ended December 31, 2016	Three Months Ended December 31, 2015	Year Ended December 31, 2016	Year Ended December 31, 2015
Revenue:
Vessel revenue	$26,846	$22,017	$78,402	$62,521
Operating expenses:
Voyage expenses	31	306	(45)	787
Vessel operating costs	19,036	14,583	68,832	29,372
Charterhire expense	2,569	10,794	17,356	51,389
Charterhire contract termination charge	—	—	10,000	—
Vessel depreciation	10,586	6,598	36,562	14,263
General and administrative expenses	8,715	9,605	33,995	35,382
Loss / write down on assets held for sale	—	271,258	12,433	422,937
Total operating expenses	40,937	313,144	179,133	554,130
Operating loss	(14,091)	(291,127)	(100,731)	(491,609)
Other income (expense):
Interest income	301	77	933	356
Foreign exchange gain (loss)	49	(18)	(116)	(12)
Financial expense, net	(6,816)	(10,958)	(24,921)	(19,524)
Total other expense	(6,466)	(10,899)	(24,104)	(19,180)
Net loss	$(20,557)	$(302,026)	$(124,835)	$(510,789)

Loss per common share- basic and diluted(1)	$(0.29)	$(11.02)	$(2.22)	$(23.86)
Weighted-average shares outstanding- basic and diluted(1)	71,672	27,399	56,174	21,410

(1)
Diluted weighted average shares outstanding excludes the impact of restricted shares for the three and twelve months ended December 31, 2016 and 2015, as the impact would be anti-dilutive since the Company is in a net loss position.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands)

	December 31, 2016	December 31, 2015
Assets
Current assets
Cash and cash equivalents	$101,734	$200,300
Accounts receivable	7,050	8,197
Prepaid expenses and other current assets	6,696	11,247
Assets held for sale	—	172,888
Total current assets	115,480	392,632
Non-current assets
Vessels, net	1,234,081	764,454
Vessels under construction	180,000	288,282
Deferred financing costs, net	3,307	464
Other assets	14,289	27,261
Total non-current assets	1,431,677	1,080,461
Total assets	$1,547,157	$1,473,093

Liabilities and shareholders’ equity
Current liabilities
Bank loans, net	$13,480	$107,739
Accounts payable and accrued expenses	11,070	16,838
Total current liabilities	24,550	124,577
Non-current liabilities
Bank loans, net	493,793	342,314
Senior Notes, net	72,199	71,671
Total non-current liabilities	565,992	413,985
Total liabilities	590,542	538,562
Shareholders’ equity
Preferred stock, $0.01 par value; 50,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $0.01 par value per share; authorized 112,500,000 shares; issued and outstanding 75,298,676 and 28,686,561 shares as of December 31, 2016 and December 31, 2015, respectively	753	287
Paid-in capital	1,714,358	1,567,905
Accumulated deficit	(758,496)	(633,661)
Total shareholders’ equity	956,615	934,531
Total liabilities and shareholders’ equity	$1,547,157	$1,473,093

Scorpio Bulkers Inc. and Subsidiaries
Statements of Cash Flows
(Amounts in thousands)

	Year Ended December 31,
	2016	2015
Operating activities
Net loss	$(124,835)	$(510,789)
Adjustment to reconcile net loss to net cash used by
operating activities:
Restricted stock amortization	18,609	24,599
Vessel depreciation	36,562	14,263
Amortization of deferred financing costs	4,137	1,988
Write off of deferred financing costs	3,781	16,085
Loss / write down on assets held for sale	10,555	422,937
Changes in operating assets and liabilities:
Decrease in accounts receivable	1,146	—
Decrease (increase) in prepaid expenses and other current assets	3,617	(9,597)
(Decrease) increase in accounts payable and accrued expenses	(5,768)	5,372
Net cash used in operating activities	(52,196)	(35,142)
Investing activities
Security deposit refunded on assets held for sale	—	31,277
Proceed from sale of assets held for sale	271,376	281,050
Payments on assets held for sale	(98,445)	(92,433)
Payments for vessels and vessels under construction	(408,307)	(875,970)
Net cash used in investing activities	(235,376)	(656,076)
Financing activities
Proceeds from issuance of common stock	128,112	217,997
Proceeds from issuance of long-term debt	247,243	489,561
Repayments of long-term debt	(185,239)	(62,669)
Debt issue costs paid	(1,110)	(26,044)
Net cash provided by financing activities	189,006	618,845
Increase in cash and cash equivalents	(98,566)	(72,373)
Cash at cash equivalents, beginning of period	200,300	272,673
Cash and cash equivalents, end of period	$101,734	$200,300

Scorpio Bulkers Inc. and Subsidiaries
Other Operating Data (unaudited)

	Three Months Ended December 31, 2016	Three Months Ended December 31, 2015	Year Ended December 31, 2016	Year Ended December 31, 2015
Time charter equivalent revenue ($000’s) (1):
Vessel revenue	$26,846	$22,017	$78,402	$62,521
Voyage expenses	31	306	(45)	787
Time charter equivalent revenue	$26,815	$21,711	$78,447	$61,734
Time charter equivalent revenue attributable to:
Kamsarmax	$10,790	$7,304	$31,765	$26,381
Ultramax	16,025	10,426	46,682	26,595
Capesize	—	3,981	—	8,758
	$26,815	$21,711	$78,447	$61,734
Revenue days:
Kamsarmax	1,458	1,100	5,633	3,961
Ultramax	2,214	1,526	7,917	3,889
Capesize	—	312	—	757
Combined	3,672	2,938	13,550	8,607
TCE per revenue day (1):
Kamsarmax	$7,401	$6,640	$5,639	$6,660
Ultramax	$7,238	$6,832	$5,896	$6,839
Capesize	$—	$12,760	$—	$11,569
Combined	$7,303	$7,390	$5,789	$7,173

(1)
We define Time Charter Equivalent (TCE) revenue as voyage revenues less voyage expenses. Such TCE revenue, divided by the number of our available days during the period, or revenue days, is TCE per revenue day, which is consistent with industry standards. TCE per revenue day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per-day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

We report TCE revenue, a non-GAAP financial measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable U.S.-GAAP measure, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors.

Fleet List as of February 3, 2017

Owned vessels delivered from shipyards

Vessel Name	Year Built	DWT	Vessel Type
SBI Cakewalk	2014	82,000	Kamsarmax
SBI Charleston	2014	82,000	Kamsarmax
SBI Samba	2015	84,000	Kamsarmax
SBI Rumba	2015	84,000	Kamsarmax
SBI Capoeira	2015	82,000	Kamsarmax
SBI Electra	2015	82,000	Kamsarmax
SBI Carioca	2015	82,000	Kamsarmax
SBI Conga	2015	82,000	Kamsarmax
SBI Flamenco	2015	82,000	Kamsarmax
SBI Bolero	2015	82,000	Kamsarmax
SBI Sousta	2016	82,000	Kamsarmax
SBI Rock	2016	82,000	Kamsarmax
SBI Lambada	2016	82,000	Kamsarmax
SBI Reggae	2016	82,000	Kamsarmax
SBI Zumba	2016	82,000	Kamsarmax
SBI Macarena	2016	82,000	Kamsarmax
SBI Parapara	2017	82,000	Kamsarmax
SBI Mazurka	2017	82,000	Kamsarmax
SBI Swing	2017	82,000	Kamsarmax
Total Kamsarmax		1,562,000

SBI Antares	2015	61,000	Ultramax
SBI Athena	2015	64,000	Ultramax
SBI Bravo	2015	61,000	Ultramax
SBI Leo	2015	61,000	Ultramax
SBI Echo	2015	61,000	Ultramax
SBI Lyra	2015	61,000	Ultramax
SBI Tango	2015	61,000	Ultramax
SBI Maia	2015	61,000	Ultramax
SBI Hydra	2015	61,000	Ultramax
SBI Subaru	2015	61,000	Ultramax
SBI Pegasus	2015	64,000	Ultramax
SBI Ursa	2015	61,000	Ultramax
SBI Thalia	2015	64,000	Ultramax
SBI Cronos	2015	61,000	Ultramax
SBI Orion	2015	64,000	Ultramax
SBI Achilles	2016	61,000	Ultramax
SBI Hercules	2016	64,000	Ultramax
SBI Perseus	2016	64,000	Ultramax
SBI Hermes	2016	61,000	Ultramax
SBI Zeus	2016	60,200	Ultramax
SBI Hera	2016	60,200	Ultramax
SBI Hyperion	2016	61,000	Ultramax
SBI Tethys	2016	61,000	Ultramax
SBI Phoebe	2016	64,000	Ultramax
SBI Poseidon	2016	60,200	Ultramax
SBI Apollo	2016	60,200	Ultramax

Vessel Name	Year Built	DWT	Vessel Type
SBI Samson	2017	64,000	Ultramax
SBI Phoenix	2017	64,000	Ultramax
Total Ultramax		1,731,800
Total Owned Vessels DWT		3,293,800
Vessels under construction

Kamsarmax
	Vessel Name	Expected Delivery (1)	DWT	Shipyard
1	Hull S1233 - TBN SBI Jive	Q2-17	82,000	Hudong-Zhonghua Shipbuilding (Group) Co., Inc.
	Kamsarmax NB DWT		82,000
(1) Expected delivery date relates to the quarter during which each vessel is currently expected to be delivered from the shipyard.
Time chartered-in vessels
In February 2017, the Company redelivered a Panamax vessel that was previously time-chartered in. Upon redelivery, all profits and losses over or under $14,000 per day will be split evenly between the Company and the vessel’s owner for a period of two years. The Company currently has time chartered-in one dry bulk vessel. The terms of the contract is summarized as follows:

Vessel Type	Year Built	DWT	Where Built	Daily Base Rate	Earliest Expiry
Kamsarmax	2012	82,000	South Korea	$15,500	30-Jul-17	(1)
Total TC DWT		82,000

(1)
This vessel has been time chartered-in for 39 to 44 months at the Company’s option at $15,500 per day. The Company has the option to extend this time charter for one year at $16,300 per day. The vessel was delivered on April 23, 2014.

Conference Call Details:
Monday, February 6, 2017 at 9:00 AM Eastern Standard Time/3:00 PM Central European Time.
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(888) 466-4462 (U.S.) or 1(719) 325-2420 (International). The conference participant passcode is 1540821. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.
Slides and Audio Webcast:
There will also be a simultaneous live webcast over the internet, through the Scorpio Bulkers Inc. website www.scorpiobulkers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
Webcast URL: https://www.webcaster4.com/Webcast/Page/608/19516
About Scorpio Bulkers Inc.
Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities. Scorpio Bulkers Inc. currently owns 47 vessels, consisting of 19 Kamsarmax vessels and 28 Ultramax vessels. The Company also time charters-in one dry bulk Kamasarmax vessel and has contracted for one dry bulk Kamsarmax vessel from a shipyard in China. Upon final delivery of the last vessel the owned fleet is expected to have a total carrying capacity of approximately 3.4 million deadweight tonnes. Additional information about the Company is available on the Company’s website www.scorpiobulkers.com, which is not a part of this press release.

Non-GAAP Financial Measures
This press release describes adjusted net loss and related per share amounts, which is not a measure prepared in accordance with GAAP. We believe the non-GAAP financial measure presented in this press release provides investors with a means of evaluating and understanding how the Company’s management evaluates the Company’s operating performance. These non-GAAP financial measures should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with GAAP.
Adjusted net loss
In thousands, except per share data

	Three Months Ended December 31,
	2015
	Amount (unaudited)	Per share (unaudited)
Net loss	$(302,026)	$(11.02)
Adjustments:
Loss / write down on assets held for sale	271,258	9.90
Write down of deferred financing cost	8,748	0.32
Total adjustments	280,006	10.22
Adjusted net loss	$(22,020)	$(0.80)

	Year Ended December 31,
	2016		2015
	Amount (unaudited)	Per share(unaudited)	Amount (unaudited)	Per share (unaudited)
Net loss	$(124,835)	$(2.22)	$(510,789)	$(23.86)
Adjustments:
Loss / write down on assets held for sale	12,433	0.22	422,937	19.75
Write down of deferred financing cost	2,456	0.04	16,085	0.75
Charterhire contract termination	10,000	0.18	—	—
Total adjustments	24,889	0.44	439,022	20.50
Adjusted net loss	$(99,946)	$(1.78)	$(71,767)	$(3.36)

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact:

Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)